# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MarketWise, Inc., CIK 0001805651
CUSIP: 57064P107
Title of class of securities: Class A Common Stock, par value $0.0001 per share ("Class A Common Stock").
Address of issuer's principal executive offices: 1125 N. Charles Street, Baltimore, New Jersey (NJ), 21201
Date of event which requires filing of this statement: 04/03/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001628280-22-002555
Filed by CIK 0001870931

## Reporting persons
- Robert D. Lynch: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 103,317; shared voting power 0; sole dispositive power 103,317; shared dispositive power 0; aggregate amount beneficially owned 3.9

## Item 1. Issuer
Name of issuer: MarketWise, Inc.
Address of issuer's principal executive offices: 1125 N. Charles Street Baltimore, Maryland 21201

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Robert D. Lynch (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is 9648 Maymont Drive, Vienna, VA 22182.
Citizenship: Robert D. Lynch is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 103317
Percent of class: 3.9
Sole power to vote or to direct the vote: 103317
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 103317
Shared power to dispose or to direct the disposition:
0 (See below)

Effective at 5:00 p.m. Eastern Time on April 2, 2025, the issuer, MarketWise, Inc., effected a 1-for-20 reverse stock split of its Class A common stock, par value $0.0001 per share.

The ownership information presented above represents beneficial ownership of 103,317 post-reverse split shares of Class A Common Stock by the Reporting Person based on 45,013,797 presplit shares of Class A common stock outstanding at February 27, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Robert D. Lynch: /s/ Robert D. Lynch, Robert D. Lynch / Individual (04/23/2026)